November 23, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Edward M. Kelly

Re:	Houghton Mifflin Harcourt Company Registration Statement on Form S-3 File No. 333-250147 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Houghton Mifflin Harcourt Company (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-250147), so that it may become effective at 4:15 p.m., Eastern Time, on November 25, 2020, or as soon as practicable thereafter.

Very truly yours,

HOUGHTON MIFFLIN HARCOURT COMPANY

By:	/s/ William F. Bayers
Name:	William F. Bayers
Title: Executive Vice President, Secretary and General Counsel